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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TeliaSonera AB

(Name of Issuer)

Ordinary shares, nominal value SEK 3.20 per share

(Title of Class of Securities)

87960M106**

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

**While the ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB, which are not traded in U.S. markets, have not been assigned a CUSIP number, the CUSIP number for the related American Depositary Shares is 87960M106.

13G
CUSIP No. 87960M106

	1	NAMES OF REPORTING PERSONS The Republic of Finland
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable

	2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

	3	SEC USE ONLY

	4	CITIZENSHIP OR PLACE OF ORGANIZATION
Finland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5	SOLE VOTING POWER 891,800,231

		6	SHARED VOTING POWER 0

		7	SOLE DISPOSITIVE POWER 891,800,231

		8	SHARED DISPOSITIVE POWER 0

	9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 891,800,231

	10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

	11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.1%(1)

	12	TYPE OF REPORTING PERSON OO

(1)	Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on February 10, 2003 as disclosed by TeliaSonera AB in its filing with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933 on February 10, 2003.

SCHEDULE 13G

Item 1	(a)	Name of Issuer:
TEIASONERA AB
Item 1	(b)	Address of Issuer’s Principal Executive Offices:
MÅRBACKAGATAN 11 SE 123 86 FARSTA SWEDEN

Item 2	(a)	Name of Persons Filing:
THE REPUBLIC OF FINLAND
Item 2	(b)	Address of Principal Business Office or, if none, Residence:
C/O THE FINNISH MINISTRY OF TRANSPORT AND COMMUNICATIONS ETELÄESPLANADI 16-18 FIN-00131 HELSINKI, FINLAND
Item 2	(c)	Citizenship:
FINLAND
Item 2	(d)	Title of Class of Securities:
Ordinary shares, nominal value SEK 3.20 per share (“Ordinary Shares”)
Item 2	(e)	CUSIP Number:
The Ordinary Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number. The CUSIP number for the related American Depositary Shares is 87960M106.

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
NOT APPLICABLE

13G

Item 4.	Ownership:
(a) Amount beneficially owned: 891,800,231
(b) Percent of class: 19.1%(1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 891,800,231
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 891,800,231
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

The Republic of Finland and The Kingdom of Sweden may be deemed to be a “group” within the meaning of Rule 13d-5(b)(1) under the Act. See the Shareholders’ Agreement dated March 26, 2002 between The Kingdom of Sweden and The Republic of Finland contained in Annex C of the Prospectus forming part of the Registration Statement on Form F-4 (Registration No. 333-100213), filed by Telia AB with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on October 1, 2002.

Pursuant to Rule 13d-5(b)(1) of the Act, the group that may be formed by The Republic of Finland may be deemed to be the beneficial owner of 891,800,231 Ordinary Shares beneficially owned by The Republic of Finland and 2,118,278,261 Ordinary Shares beneficially owned by The Kingdom of Sweden, representing a total of 3,010,078,492 Ordinary Shares or approximately 64.4%(2) of the Ordinary Shares. However, The Republic of Finland disclaims beneficial ownership of the Ordinary Shares beneficially owned by The Kingdom of Sweden.

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

(1)	Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on February 10, 2003 as disclosed by TeliaSonera AB in its filing with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933 on February 10, 2003.
(2)	Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on February 10, 2003 as disclosed by TeliaSonera AB in its filing with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933 on February 10, 2003.

13G

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2003

THE REPUBLIC OF FINLAND

By:	/s/ Kimmo I. Sasi
Name:	Kimmo I. Sasi
Title:	Minister of Transport and Communications

By:	/s/ Samuli Haapasalo
Name:	Samuli Haapasalo
Title:	Director-General